MY PERSONAL SALON, INC.
                            1407 BROADWAY, SUITE 1206
                               NEW YORK, NY 10018


                                 August 12, 2003


VIA  EDGAR
----------
[Original  -  Overnight  Delivery]

Securities  and  Exchange  Commission
Division  of  Corporation  Finance
450  Fifth  Street  N.W.
Washington,  D.C.  20549

     Re:  My  Personal  Salon,  Inc.
          Request to Withdraw Registration Statement on Form SB-2 (File No. 333-90832)

Ladies  and  Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), My Personal Salon, Inc., a Delaware corporation (the "Company"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-90832) together with all amendments thereof and exhibits thereto (the "Registration Statement"), on grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on June 20, 2002.

     The Registration Statement was filed in connection with the proposed initial public offering of common stock (the "Shares"), with a par value of One-Hundredth of One Cent ($.0001) per share. Based upon recent communications with the Company's shareholders, the Company has determined at this time not to pursue the public offering contemplated by the Registration Statement. Since the Company will not proceed with the proposed offering, the Board of Directors and management of the Company believe that withdrawal of the Registration Statement is appropriate.

     The Company confirms that no preliminary prospectuses have been distributed, no securities have been issued or sold pursuant to the Registration Statement or the prospectus contained therein and all activity regarding the proposed public offering has been discontinued.

                                              Securities and Exchange Commission
                                                                 August 12, 2003
                                                                         Page  2



     The Company requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement on Form SB-2 in the following manner: "Withdrawn upon request of the Registrant, the Commission consenting thereto."

     Pursuant to Rule 477(c), the Company hereby advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

     If you have any questions regarding this application for withdrawal, please contact Kenneth S. August, Esq. of Feldhake, August & Roquemore LLP, legal counsel to the Company, at 949-553-5000.


                                                 Sincerely,

                                                 /s/

                                                 Stephen  Davis
                                                 President


cc:  Grace  Lee,  Attorney-Advisor
     Securities  and  Exchange  Commission

     Thomas  M.  Jones,  Esq.